--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                   FORM 6-K
               Report of Foreign Private Issuer Pursuant to Rule
            13a-16 or 15d-16 of the Securities Exchange Act of 1934

                               -----------------

                         For the month of August, 2002

                       Commission File Number 001-15190

                               -----------------

                       SATYAM COMPUTER SERVICES LIMITED
            (Exact name of registrant as specified in its charter)

                               -----------------

                                Not Applicable
                (Translation of registrant's name into English)

                               -----------------

                               Republic of India
                (Jurisdiction of incorporation or organization)

                               -----------------

                           Satyam Technology Center
                             Bahadurpally Village
                              Qutbullapur Mandal,
                            R.R. District - 500855
                           Hyderabad, Andra Pradesh
                                     India
                               (91) 40-309-7505
                   (Address of principal executive offices)

                               -----------------

   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                   Form 20-F __X__         Form 40-F  _____

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                          Yes _____         No  _X__

   If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

   The Company is incorporating by reference the information and exhibit set forth in this Form 6-K into the following registration statement: Form S-8 (Registration No. 333-13772)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

1.  Other Events

   Department of Company Affairs Inquiry

   On July 29, 2002, an article appeared in The Economic Times (an Indian publication) which alleged that the Company was being prosecuted by the Department of Company Affairs for a number of violations of the Companies Act (India). On July 29, 2002, the Company issued a press release and filed a letter with The Stock Exchange, Mumbai, in which it stated that it had not received any communication which indicated that it was subject to prosecution as alleged and that it had replied to all inquiries from the Department of Company Affairs and was confident that no provisions of the law had been violated.

   A copy of the July 29/th/ release is attached hereto as exhibit 99.1 and is incorporated herein by reference. A copy of the July 29/th/ letter to The Stock Exchange, Mumbai is attached hereto as exhibit 99.2 and is incorporated herein by reference.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE. IN ADDITION TO HISTORICAL INFORMATION, THIS REPORT AND THE EXHIBITS THERETO CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27-A OF SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS REPORT AND THE EXHIBITS THERETO INCLUDE, BUT ARE NOT LIMITED TO, COMMENTS REGARDING THE FINANCIAL OUTLOOK OF THE COMPANY AND THE COMPANY'S INTENTIONS WITH RESPECT TO SIFY. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS -WE UNDERTAKE NO DUTY TO UPDATE ANY FORWARD-LOOKING STATEMENTS.

FOR A DISCUSSION OF THE RISKS ASSOCIATED WITH OUR BUSINESS, PLEASE SEE THE DISCUSSIONS UNDER THE CAPTIONS "RISKS RELATED TO OUR INTERNET SERVICES BUSINESS" AND "THE FINANCIAL TURMOIL IN OTHER COUNTRIES COULD CAUSE OUR BUSINESS OF THE PRICE OF OUR ADSs TO SUFFER" UNDER THE HEADING "RISK FACTORS" IN OUR ANNUAK REPORT FOR THE YEAR ENDED MARCH 31, 2002 FILED WITH THE SECURITIES EXCHANGE COMMISSION ON FORM 20-F AND THE OTHER REPORTS FILED WITH THE SECURITIES EXCHANGE COMMISSION FROM TIME TO TIME. THESE FILINGS ARE AVAILABLE AT WWW.SEC.GOV.

2.  Exhibits

99.1  Press Release of the Company dated July 29, 2002.

99.2  Letter from the Company to The Stock Exchange, Mumbai dated July 29, 2002.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: August 1, 2002


                                              SATYAM COMPUTER SERVICES LIMITED

                                              By: /s/ G. JAYARAMAN
                                                  -----------------------------
                                                  Name: G. Jayaraman
                                                  Title:  Vice President
                                                  Corporate Affairs and Company
                                                  Secretary

                                 EXHIBIT INDEX

99.1  Press Release of the Company dated July 29, 2002.

99.2  Letter from the Company to The Stock Exchange, Mumbai dated July 29, 2002.

                                 EXHIBIT 99.1

                                [COMPANY LOGO]

PRESS RELEASE

Hyderabad, July 29, 2002: This has reference to the news item regarding Satyam (the Company), which appeared in the Economic Times today.

The Company has already responded in detail to the DCA's letters seeking clarifications and refuting each of the items raised by them. The Company has not violated any provisions of the law and is confident of defending its position.

For further information, contact:

Srinivas Vadlamani                           K. Thiagarajan
Sr. Vice President & Chief Financial Officer Director and Sr. Vice President
Satyam Computer Services Ltd.                Corporate Strategy and Communications
                                             Satyam Computer Services Ltd.
E-mail:                                      E-mail:
srinivas_vadlamani@satyam.com                corporate_communications@satyam.com
Mobile: 98490-66268                          Mobile: 98490-15670

Safe Harbor:
This press release contains forward-looking statements within the meaning of
Section 27-A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained in the press release include, but are not limited to, comments regarding the prospects for further growth in the Company's business and trends in the IT services market. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements - Satyam Computer Services Limited (Satyam) undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Satyam's business, please see the discussion under the caption "Risk Factors" in Satyam's ADS prospectus dated May 15, 2001, which has been filed with the Securities Exchange Commission and the other reports in files with the SEC from time to time. These filings are available at www.sec.gov.

                                 EXHIBIT 99.2

                 [Letterhead of Satyam Computer Services Ltd]

29.07.2002

To
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers
Dalal street
Mumbai - 400 001

          Kind Attn.: Devika Shah, Dy. General Manager--Surveillance

Dear Madam,

Further to our letter of date with regard to news item appeared in The Economic Times of today, we wish to inform you that the company has already replied to the letter of Department of Company Affairs seeking clarifications and refuting each of the items raised by them. The company has not violated any provisions of the law and is confident of defending its position.

To clarify further, the Company has responded to the Department's letter on every single issue refuting the same and providing in detail our compliance and no violation, quoting appropriate sections of the law itself and please find attached our replies in tabular form for the points as appeared in the news item as Annexure.

Further, we wish to inform you that the Company has not received any communication regarding prosecution as alleged.

This is for your kind information and records.

Thanking you

Yours faithfully
For Satyam Computer Services Limited

/s/ G. Jayaraman
Vice President (Corp. Affairs) &
Company Secretary

                                                                       Annexure

   Relevant issues as
        published                            Company's Comments
------------------------------------------------------------------------------------
  Failure to reflect the    The profit made by the Company on sale of shares
  profit from sale of       held in subsidiary company (Satyam Infoway Ltd.) to
  subsidiary Company        the tune of Rs 17012.53 lakhs (net of tax) has been
  amounting Rs. 170.12      shown in the P&L A/c under the head non recurring/
  crore in the Profit &     extraordinary items in page no 31 of the Annual
  Loss account as income    Report for the year 2000-2001, as given below.
  from investment.
                              -- Profit on Sale of Shares in Subsidiary Company
                              (net of tax)... Rs. 17,012.53 lakhs.

                            Hence, no violation as alleged.

------------------------------------------------------------------------------------
  Non provision of          As per the terms of debentures issued, there was no
  interest accrued and      interest accrued and due on the referred balance
  due on debentures         sheets of previous years, as referred. Hence, making
  redeemable in April,      provision did not arise. The interest accrued and
  1999 in the balance       not due on these debentures were shown properly
  sheets of previous        under the current liabilities in the respective
  years.                    balance sheets.

------------------------------------------------------------------------------------
  Distorted figures in      As stated in Notes to accounts point no. I on page
  the balance sheets        no. 42 of Annual Report 2000 - 2001, under the
                            heading "Reclassification" figures of the
                            corresponding year wherever necessary have been
                            regrouped, recast, rearranged to conform to those of
                            the current year and there is no distortion in
                            whatsoever manner as stated.

------------------------------------------------------------------------------------
  Non furnishing            The managerial remuneration has been shown in page
  particular of             no. 37 of Annual Report - 2000 - 01, as per Schedule
  managerial remuneration   VI part II para 4, as below.
  amounting to Rs. 10.59
  lakhs
                            Managerial Remuneration      Rs. In lakhs
                              -- Salaries                  34.80
                              -- Commission                34.80
                              -- Contribution to PF         4.18
                              -- Others                    10.59

------------------------------------------------------------------------------------
                              Others for Rs. 10.59 lakhs was towards any other
                              perquisites or benefits in cash or in kind. The
                              classification given is in compliance to Schedule
                              VI Part II para 4 (vii) and Schedule VI does not
                              require any further break up.

                              In addition, in compliance to clause 49 of listing agreement, further break up for Rs. 10.59 lakhs was given under report on Corporate Governance on page 21 of Annual Report 2000 - 01 as detailed below. Hence, no violation, as alleged.

               Higher rate               The Company adopted
               depreciation charged to   higher rates of
               P& L Account.             depreciation than the
                                         specified under Schedule
                                         XIV of the Act, which
                                         fact was stated in notes
                                         to accounts under the
                                         head Fixed Assets on page
                                         no 39 of the Annual
                                         Report 2000-2001.

                                         Schedule XIV para 5 (ii)
                                         to the Act, requires
                                         mention of depreciation
                                         rates OR useful lives of
                                         Assets, if they are
                                         different from the
                                         principal rates specified
                                         in the Schedule.
                                         Accordingly, the useful
                                         lives of the assets have
                                         been stated in the notes
                                         to the accounts on page
                                         no 39 of the Annul Report
                                         2000-2001 and therefore
                                         provisions of Schedule
                                         XIV para 4 &5 of the
                                         Companies Act, 1956, have
                                         been duly complied with.

             ------------------------------------------------------
               Circulation of Annual     The listing of ADS has
               Accounts and filing of    taken place on 15 May
               papers with ROC which     2001 i.e. during the
               were not US GAAP          financial year 2001-2002,
               compliant.                hence the circulation of
                                         US-GAAP accounts for the
                                         year 2000-2001, did not
                                         arise.

                                         Further, Section 219 of
                                         the Act, contemplates the
                                         circulation of balance
                                         sheet including, the
                                         profit & loss account,
                                         the auditors report and
                                         every other documents
                                         required by lawto be
                                         annexed or attached, as
                                         the case may be, to the
                                         balance sheet.

                                         It can therefore be
                                         stated that the
                                         preparation and
                                         circulation of US-GAAP
                                         accounts is not required
                                         by Indian laws.
                                         Subsequent to listing
                                         with NYSE, USA, Accounts
                                         under US GAAP were also
                                         circulated to all the
                                         shareholders for the year
                                         2001 - 02.

             ------------------------------------------------------
               Directors of the          Secured loans for 242
               Company have also been    crore include temporary
               found to have borrowed    loans, i.e. working
               in excess of the limit    capital loans of Rs.61
               passed by the             Crores. In effect, the
               shareholders'             moneys borrowed together
               resolution in the         with the moneys already
               General Meeting.          borrowed by the company
                                         apart from temporary
                                         loans obtained from
                                         company's bankers in the
                                         ordinary course of
                                         business was Rs. 181.34
                                         crores only well below
                                         the limit of Rs. 200
                                         crores, as approved by
                                         the shareholders of the
                                         company, and as such
                                         there has been no
                                         contravention of
                                         provisions of Section 293
                                         (1) (d) of the Act.

               Advance of Rs. 78.78      The procedural processes
               crore to its              of allotment of shares
               subsidiaries, whether     was not completed as of
               the company's             March 31, 2001 and hence,
               investment policy in      Rs. 78.78 crores was
               subsidiaries and non      shown as amount advanced
               subsidiaries was          to subsidiaries.
               prudent or not and
               reference to CLB under    Satyam Infoway Limited
               section 388B              was promoted and nurtured
                                         by the Company for allied
                                         business activities as a
                                         policy decision and not
                                         for mere investment
                                         purposes.

                                         Other subsidiaries have
                                         been incorporated in
                                         various countries as a
                                         business strategy to
                                         establish the local
                                         company brand name. These
                                         subsidiaries have helped
                                         the holding company to
                                         generate more business
                                         opportunities in the
                                         various international
                                         markets.

                                         The company has made a
                                         profit of Rs.170 Crores
                                         by selling just 1.6% of
                                         its stake in Satyam
                                         Infoway Ltd., which is
                                         around 7 times of total
                                         investment in Satyam
                                         Infoway Ltd. and around 2
                                         times of total investment
                                         in all the subsidiaries.

                                         The Company has invested
                                         in joint ventures as
                                         strategic investments to
                                         improve the business
                                         relationships and to
                                         exploit the business
                                         opportunities, which have
                                         been yielding excellent
                                         returns by way of
                                         increase in business.

                                         The above facts show that
                                         the investments are
                                         prudent and wise
                                         decisions of the Company.